UNITED STATES SECURITIES AND EXCHANGE COMMISSION	SEC FILE NUMBER 001-13901
Washington, D.C. 20549	CUSIP NUMBER 03076K108

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):  ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN
         ☐ Form N-CSR
        For Period Ended: December 31, 2019

        ☐ Transition Report on Form 10-K
        ☐ Transition Report on Form 20-F
        ☐ Transition Report on Form 11-K
        ☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has veriﬁed any information contained herein.

If the notiﬁcation relates to a portion of the ﬁling checked above, identify the Item(s) to which the notiﬁcation relates:

PART I — REGISTRANT INFORMATION

Ameris Bancorp
Full Name of Registrant

Not applicable
Former Name if Applicable

3490 Piedmont Road NE, Suite 1550
Address of Principal Executive Office (Street and Number)

Atlanta, Georgia 30305
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be ﬁled within the prescribed time period.

Ameris Bancorp (the “Company”) was unable to finalize, and therefore file, its Annual Report on Form 10-K for the year ended December 31, 2019 (the “Form 10-K”) by the prescribed due date without unreasonable effort or expense. The Company currently anticipates filing its Form 10-K on or before the fifteenth calendar day extension provided by Rule 12b-25.

PART IV — OTHER INFORMATION
(1)Name and telephone number of person to contact in regard to this notiﬁcation

Nicole S. Stokes	(404)	240-1514
(Name)	(Area Code)	(Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s).  Yes ☒ No ☐

(3)Is it anticipated that any signiﬁcant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On January 23, 2020, the Company announced preliminary financial results for the year ended December 31, 2019 and included a copy of such announcement in the Company’s current report on Form 8-K, furnished to the Securities and Exchange Commission. Information about the Company’s financial results for the year ended December 31, 2019 compared with its financial results for the year ended December 31, 2018 is included in such announcement.

Ameris Bancorp
(Name of Registrant as Speciﬁed in Charter)

has caused this notiﬁcation to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 3, 2020	/s/ Nicole S. Stokes
Nicole S. Stokes Executive Vice President and Chief Financial Officer